Exhibit 99.1

EHGO Acquired D&K Asset Management and Worked with Liuli Ball Culture to Draw a New Blueprint for Tencent's Business Ecosystem

SHANGHAI, Dec. 19, 2024 /PRNewswire/ -- Eshallgo Inc ("Eshallgo" or the "Company") (NasdaqCM: EHGO), one of the leading Chinese office integrator, agent, and service provider, announced a far-reaching strategic move—the acquisition of D&K Asset Management (Hong Kong) Co., Ltd., and the establishment of a deep strategic partnership with Beijing Liuliuqiu Cultural Development Co., Ltd. This not only demonstrates ESHALLGO's steadfast pace in business expansion, officially entering the Tencent business ecosystem, but also signifies that the company will embark on a new mode of cooperation in the fields of office integration services and cloud gaming, jointly exploring this market.

The highlights of this acquisition lie in the two significant cooperation agreements signed by Shenzhen Qianhai Huiying Technology Power Co., Ltd., a subsidiary of D&K Asset Management (Hong Kong) Co., Ltd., which is wholly owned by ESHALLGO, and Tencent Technology (Shenzhen) Co., Ltd., an international internet giant. The first agreement is the "Cloud Gaming Console Product Cooperation Agreement," under which both parties will collaborate closely on various aspects, from the creative conception of DEMO prototypes, console design, to hardware and software technologies. Leveraging cloud gaming and streaming technologies, combined with the open Android system, they aim to provide a rich variety of game content and exceptional cloud gaming experiences to global gamers, building an open and mutually beneficial gaming ecosystem together. The second agreement is the "Cross-Industry Cooperation Agency Agreement," where both parties will carry out joint marketing activities targeting Tencent's user base, encompassing events such as gaming competitions, user gatherings, talent shows, and other offline activities. They will fully utilize their respective marketing channels to promote cooperative promotional activities and their respective businesses, achieving resource sharing and mutual benefit.

On the same day, ESHALLGO also signed a sales agreement for one thousand cloud gaming consoles with Beijing Liuliuqiu Cultural Development Co., Ltd. Leveraging Tencent's resource advantages, the two parties will collaborate to develop cloud gaming console products that support multiple cloud gaming services. This console will achieve perfect integration of hardware and network resources, leading to the thriving development of the cloud gaming ecosystem and enabling players to enjoy AAA games anytime, anywhere. At the same time, the cooperative product will closely collaborate with cloud gaming ecosystems such as Migu Quick Gaming, Tencent START Cloud Gaming, Tencent Pioneer Cloud Gaming, Microsoft Xcloud, and GeForce Now, jointly promoting the prosperity and development of the cloud gaming industry and opening a new chapter in the field of cloud gaming.

The remarkable achievements of ESHALLGO in the fields of office integration services and cloud gaming are attributed to the company's profound accumulation and exceptional capabilities in each respective area. As a Nasdaq-listed company, ESHALLGO has set an industry benchmark in the sales and service of office equipment and peripheral products in China, with the strength of its robust team comprising over 20 provincial holding subsidiaries, more than 150 registered service units, and over 1,500 registered technical service personnel across the country. Through the "Yixiuge" platform, the company successfully pioneered a new business model of "Internet + Service E-commerce," establishing a nationwide service network that has provided comprehensive, integrated, and one-stop services both online and offline to over 20,000 loyal enterprise customers, earning widespread recognition and praise in the market.

The cooperation with Tencent and Beijing Liuliuqiu Cultural Development represents another significant milestone in ESHALLGO's business expansion. As an internationally renowned internet company, Tencent will provide solid support to ESHALLGO with its powerful resources and technological advantages. Meanwhile, Beijing Liuliuqiu Cultural Development's extensive experience and innovation capabilities in the cloud gaming field will inject new vitality and possibilities into the collaboration between the two parties.

Regarding this acquisition and cooperation, ESHALLGO CEO Miao Qiwei stated, "As a Nasdaq-listed company, we are extremely honored to forge ahead together with Tencent and Beijing Liuliuqiu Cultural Development. Through our in-depth cooperation, we will jointly promote the development of the integrated office and cloud gaming sectors, and delivering more convenient, efficient, and diversified service experiences for customers. We believe that this acquisition and cooperation will open up broader market opportunities for both parties and generate considerable commercial value."

Beijing Liuliuqiu Cultural Development also expressed high expectations for this cooperation: "Partnering with ESHALLGO is a crucial step in our layout of the cloud gaming and office service sectors. ESHALLGO's extensive experience and capabilities in office integration services will provide us with strong support and after-sales service guarantees. At the same time, through ESHALLGO's collaboration with Tencent, we will also benefit from Tencent's powerful resources. We look forward to working hand in hand with ESHALLGO to create an even brighter future together."

Looking ahead, ESHALLGO will continue to uphold the development philosophy of innovation and pragmatism, working alongside partners such as Tencent and Beijing Liuliuqiu Cultural Development to jointly promote the prosperity and development of the cloud gaming and office integration service sectors, opening a more brilliant chapter.

About Eshallgo Inc

Eshallgo Inc is one of the leading office solution providers in China with a global vision. We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. We have created an extensive geographical presence, which expands throughout 20 provinces in China. Our mission is to become an office integrator and service provider, offer competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. For more information, visit the Company's website at http://ir.eshallgo.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:
Sherry Zheng
Weitian Group LLC
Phone: 718-213-7386
Email: shunyu.zheng@weitian-ir.com